UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
September 11, 2009
Commission File Number 001—33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
Ex-99.1 Notice of Annual General Meeting dated August 20, 2009.
Ex-99.2 Attendance Slip and Proxy Form.
Ex-99.3 Annual Report 2008-09

Other Events
On August 20, 2009, Sterlite Industries (India) Limited (the “Company”) distributed to its shareholders a notice of its annual general meeting to be held in India on Saturday, September 19, 2009, together with the attendance slip and proxy form and its annual report for 2008-09. A copy of the notice of annual general meeting, attendance slip and proxy form and annual report for 2008-09 are attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively.
The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.
Exhibits
99.1	Notice of Annual General Meeting dated August 20, 2009.

99.2	Attendance Slip and Proxy Form.

99.3	Annual Report 2008-09.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: September 11, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer

EXHIBITS INDEX
99.1	Notice of Annual General Meeting dated August 20, 2009.

99.2	Attendance Slip and Proxy Form.

99.3	Annual Report 2008-09.